AEM SPA

02 JUN 18 AM 11:41

FILE NO. 82-4911

N.
(da citare nella risposta)

AFG/SES/346/2002/AG/db

02034953

BY UPS

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

June 14, 2002

SUPPL

Attention: Special Counsel, Office of International Corporate Finance

Dear Sir or Madam,

Please find enclosed an extended summary in English of the Minutes of Aem Shareholders Ordinary Meeting held on April 30, 2002.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

PROCESSED
JUN 2 6 2002
THOMSON
FINANCIAL

Very truly yours,

Antonella Giacobone
Company Secretary

Encl.

dw 6/19

7 - 2.99

Aem S.p.A.

MINUTES OF THE ORDINARY MEETING

APRIL 30, 2002

On this, the thirtieth day of April, 2002, the Ordinary Meeting of AEM S.p.A. is held in Milan, at Via Pantano n. 9, at hours 10.05 a.m.. The Meeting is chaired by Mr. Giuliano Zuccoli, in his quality of Chairman of the Board of Directors, pursuant to article 13 of by-laws.

The Chairman informs that, besides himself, the meeting shall be attended by the following members of the Board of Directors, Messrs.:
Luigi Carlo Spadacini – as vice-Chairman
Paolo Oberti and
Aldo Scarselli.

All the regular auditors of the Board of Statutory Auditors are present, Messrs.:
Piero Lonardi - as Chairman
Michele Cattaneo
Italo Bruno Vergallo.

Mr. Piergaetano Marchetti is appointed as secretary of the Meeting.

The Chairman acknowledges that the shareholders' ordinary meeting has been duly called on first call, to be held on this day and in this place, at hours 10.00 a.m, in accordance with law and by-laws, in order to resolve upon the following

Agenda

1. Balance sheet on December 31, 2001, the Directors' Management Report and the Board of Statutory Auditors' report: relevant and subsequent resolutions.
2. Determinations to be made pursuant to article 17 of by-Laws: determination of the number of Directors; acknowledgement of the Board of Directors' members who have been appointed directly by the Milan Municipality; election of the Directors not appointed by the Milan Municipality.
3. Appointment of the Chairman of the Board of Directors.
4. Determination of the remuneration to be paid to the Board of Directors pursuant to article 2389, first paragraph, of the Civil Code.
5. Determinations to be made pursuant to article 23 of by-laws: acknowledgement of the Board of Statutory Auditors' members who have been appointed directly by the Milan Municipality; election of the regular Auditor and of the substitute Auditor not appointed by the Milan Municipality.
6. Determination of the remuneration of the Board of Statutory Auditors pursuant to article 2402 of the Civil Code.

The Chairman also acknowledges that, as to the issues referred to by the Agenda, the fulfillments provided for by the rules and regulations currently in force have been regularly accomplished.

The Chairman declares that the meeting on first call is validly constituted in accordance with law and by-laws, and that is ready to resolve upon the agenda because the meeting itself is attended by 31 shareholders representing, personally or by proxy, 1,173,657,281.- ordinary shares equal to 65.20% of the 1,800,047,400. (onebillion eighthundredmillionfortyseventhousandandfourhundred) ordinary shares with a par value of Euro 0.52 each and that represent the share capital of Euro 936.024.648,00.- (ninehundredandthirtysixmilliontwentyfourthousandsixhundredandfortyeight).

The Chairman also informs that, according to the results of the shareholders' book and taking into account the updates related to this meeting, the notices received pursuant to article 120 of the Legislative Decree n. 58/98 and the other information that are at

disposal, the people who prove to be, directly or indirectly, holders of shares to an extent greater than 2% of the share capital subscribed and paid up are the following ones:

Shareholders	Number of Ordinary shares	% on the share capital
MILAN MUNICIPALITY **- Directly** **- indirectly, through** **METROPOLITANA MILANESE S.P.A.** **FOR A TOTAL NUMBER OF**	**917,976,774** **47,400** **918,024,174**	**50.997%** **0.003%** **51%**
ITALENERGIA S.P.A., Indirectly, through EDISON S.P.A.	**91,807,000**	**5.100%**
MOTOR COLUMBUS AG, indirectly, thorugh AAR E TICINO SA DI ELETTRICITA' (ATEL)	**90,002,400**	**5%**

The Chairman declares not to be informed of the existence of some shareholders' agreements having as an object the company's shares.

The Chairman asks for the participants to declare any lack of legitimation to the vote in accordance with law and by-laws; nobody intervenes.

* * *

The Chairman initiates the discussion of the first point in the agenda.

Balance sheet on December 31, 2001, the Directors' Management Report and the Board of Statutory Auditors' report: relevant and subsequent resolutions.

Upon request of the Chairman, Mr. Piero Lonardi, Chairman of the Board of Statutory Auditors, reads the Board of Statutory Auditors' report. Then, the Chairman initiates the discussion that takes place as follows.

Mr. Buzzi points out that during the last meeting held on September 26, 2001, he asked for the Chairman, Mr. Zuccoli, to provide him with the data related to the polluting residues released respectively by fuel oil, diesel and methane; it appears clear from such data that the methane is by far the less polluting fuel. Then, the alarm given by Mr. Veronesi, former Ministry of Health, is to be approved; Mr. Veronesi has stated that it is necessary to give priority to the conversion to methane of the existing heating plants fueled by fuel oil and diesel. Then, the necessity of promoting at most the use of methane cannot be delayed, as well as the necessity of restoring its competitivity on the market – being such a competitivity currently depreciated by a regulation quite inconsistent with an economy based on free competition and free market principles – and the necessity of reducing its price. Such a target shall be achieved only by involving the local authorities that are directly interested, that is the Lombardia region and municipalities, among which, first of all, the majority sholder, that is the Milan Municipality. Mr. Buzzi also assumes to submit a petition – possibly by the trade association of the gas distribution companies – to the European Commission, and, in particular, to the Commissioner who is competent for the competition protection, in which to represent the inconsistency of the regulation, referred to hereinabove, with the principles in force within the European Union. Mr. Buzzi suggests the AEM Presidency's effective intervention also for this initiative.

Mr. Cavalli regrets the stock trend that does not reflect the good data from the balance sheet and believes that the prices reached in the past were supposedly too high; he asks for the directors to comment about it.

Then, Mr. Cavalli asks for information about the company's relationships with Edipower's other partners and about the position that AEM shall adopt towards the Enel plants obtained by Edipower and their relevant production.

He also asks for information about the state of the litigation vis-à-vis Enel in order to buy out 50% of the Milan network.

He also asks which has been the impact on AEM's accounts of the extraordinary few precipitations that have characterized the current year and have consequently penalized the hydro-electric production and, in such a perspective, he asks how the increase by one dollar in the oil price may affect the situation.

Then, Mr. Cavalli asks, with regard to the relationships with the e-Biscom group, if the company is really sure that the waiver to exercise the option right in the last capital increase has been really convenient.

Finally, he asks if it is still existing the agreement that allows AEM to make a share swap of the shareholding held in Fastweb with e-Biscom shares.

Mr. Revelli remembers that the European Union uses two sole parameters in order to compare the position of the macroregions in terms of pollution: the number of cars for each inhabitant and the use of electric power. The Lombardia Region holds the last position as to the number of cars for each inhabitant and also as to the consumption of electric power for domestic uses. It means that the solution of the environmental problems of Milan and Lombardia Region is to be found in the increase in the consumption of electric power for domestic uses and uses related to heating rather than in methane.

Mr. Revelli hopes that, should the Milan Municipality disinvest in AEM, it may use the revenue for a massive promotion of the different kinds of clean energy being available.

Finally, he remembers that the study requested by the Government to an international work team - formed in order to investigate the possible harmful effects of electromagnetic waves - has brought to the complete "absolution" of the electric power lines; moreover, he believes that this may be a good occasion for AEM to increase its own interest in the renewable energy sources and clean energy.

Mr. Bonfante points out that, this year, the periodic reading of meter, by those being in charge of it, is occurred later than the last year; on one hand, this allows the user to delay

the payment, but on the other hand it represents a damage for the company by delaying the collection of the payment itself; he asks if such shortcomings may come from the fact that external subjects rather than the company's direct personnel have been entrusted with the reading.

As nobody takes the floor, the Chairman proceeds with the replies.

The Chairman, by referring to Mr. Buzzi's intervention, points out the importance of the news that are finally clarifing the electrosmog problem, for which a burden to be borne by the power companies of at least 50,000 billion liras - deriving from the supposed necessity to change the regulation at the level of tolerable electromangnetic fields - had been supposed.

On the contrary, there is no doubt that the use of methane goes towards the decrease in the air pollution that in Milan, as known, reaches worrying levels during the winter season.

Then, an action aimed to foster the use of methane is to be hoped and reasonably expected by the authorities that have the power to legislate, or, at least, an action aimed to cease the incentive to use BTZ oil; in fact, as the latter does not pay the excise duties, it is unfairly too competitive towards methane.

Mr. Buzzi informs that a measure declaring illegal the use of BTZ oil for heating and demanding the conversion of plants by 2005 shall be signed.

The Chairman confirms that the Lombardia Region shall adopt measures aimed to declare illegal the BTZ fuel oil plants in the so-called "critical areas": this shall be the occasion to support the use of methane also by technologies, such as teleheating, that not simply consist in burning gas in order to produce heat. Certainly, AEM is entitled to play an important role to this respect and then it shall be able to submit to the Milan Municipality and to the Lombardia Region the needs and comments referred to by Mr. Buzzi's intervention so that the subsequent measures can be adopted.

In replying to Mr. Cavalli, the Chairman provide the shareholders with some explanations about AEM's role and participation in Edipower. To this respect, he remembers that the transaction does not require a capital increase of AEM S.p.A.; then, he specifies that

AEM's shareholding in Edipower's share capital is equal to 13.4% and that such a shareholding is not a company's choice; instead, it is the consequence of the governmental decree fixing an overall 30% limit to the participation by the companies with public share capital in the tenders for the purchase of Genco, so obliging AEM to be part to a concert party. Moreover, he points out that AEM shall be entitled to an energy quota equal to 16.4%, that is greater than its own shareholding in Edipower's share capital, by virtue of the agreements entered into. Edipower's shareholding is composed of four industrial partners (Edison with a shareholding of 40%, AEM Milano with a shareholding of 13.4%; ATEL and AEM Torino with a shareholding of 13,3% each) and of three financial partners (UniCredito with a shareholding of 10%, Interbanca and Royal Bank of Scotland with a shareholding of 5% each). Edipower is provided with its own autonomous structure and its own property that are constituted by the plants acquired. Furthermore, the partners have entered into an agreement (the so-called "tolling agreement") by virtue of which only the four industrial partners (that shall resell the energy on the market through their respective trading companies) shall procure the purchase of the raw materials and the withdrawal of the energy that has been produced. Therefore, by virtue of such an agreement, the electric power quota to be assigned to AEM shall be greater than its own shareholding held in the share capital.

Then, an innovative instrument has been created both from an industrial point of view - because Edipower confines itself to owning and managing the plants, while the industrial partners are in charge of the marketing - and from a financial point of view.

Then, the Chairman goes back over the stages of the litigation with Enel for the acquisition of the electric power distribution network of Milan and Rozzano. He remembers the procedure followed in compliance with the so-called Bersani Decree and the fact that Enel has not accepted the Arbitration Board's decision as to the determination of the price for the purchase of the network by AEM and has appealed against the decision itself.

AEM is fully convinced that the claims by Enel on the price are absolutely unreasonable; furthermore, Enel is deemed to be in an unlawful situation, because it is not entitled to continue in the distribution activity, as it has not complied with the arbitrators' decision and it has continued to distribute without being holder of the licence that has been granted

solely to AEM. Therefore, AEM has asked for Enel to compensate damages for each day in which the branch of business has not exercised its activity.

In this context, AEM has activated the last measure provided for by the regulation in force as to the event in which Enel does not transfer the network to the sole licensee and has asked to lease the branch of business related to the distribution as a whole, being included the personnel. The rent shall have to be fixed by the Authority for Gas and Electricity, given that the tariffs of the electric power shall have to include and take into account also the cost of the lease. Obviously, we are not able to foresee the rent that shall be fixed by the Authority, but it is obvious that for AEM to pay periodically the rents rather than to pay in a single tranche the high price claimed by Enel could be well different from a financial point of view.

Finally, the Chairman points out that effectively the precipitations from November 2001 to March 2002 have been only 12% of those occurred during the same period of the last year. This has penalized the hydro-electric production and it has also reflected on the quarterly data referred to hereinbelow.

AEM is subject to a compulsory withdrawal of about 50 liras for each Kwh of hydro-electric power having been released in the network. The withdrawal has been contested before the TAR (*Tribunale Amministrativo Regionale,* Regional Administrative Tribunal) and now the litigation has been brought before the *Consiglio di Stato* (Council of State). Should the decision be favourable, a significant repayment of the withdrawals unduly made – they amount to about 47 million Euro only for 2001 - could arise for AEM.

As to the non-subscription of the second tranche of Fastweb's capital increase – that has had as a result the decrease of AEM's shareholding from 37% to 30.8% -, in September 2001 AEM evaluated that the quota – which it waived - did not justify a disbursement of about 100 billion liras in order to exercise the option, also in the light of the commitments that it was going to face because of its core business. However, AEM has thought it proper to keep 30.8% so that to be able to exercise a veto power in the extraordinary meeting. In any case, the agreements existing with the minority shareholder, that is e-Biscom, provide that, within the relevant expiry, AEM shall be able to choose, should Fastweb not be listed, if to ask for the share swap of Fastweb shares with e-Biscom shares, or to transfer them

to e-Biscom at a market price. Such conditions are deemed to be positive by AEM, as they allow it to decide to remain or to exit in connection with the trend of the sector in which Fastweb is active. At this point, Fastweb's experience is deemed to be still interesting and positive and therefore AEM is interested in remaining in such a company by means of a significant quota.

In connection with Mr. Restelli's intervention, the Chairman points out that AEM has no prejudice as to the use of electric power for heating. Nevertheless, the Italian situation is the obvious consequence of the decision taken to exit from the nuclear sector. In fact, it is known that abroad the development of nuclear power has allowed to have power at disposal at competitive prices, above all during the so-called hours of overload, with non polluting productions, by creating in this way the conditions for their use for heating.
In Italy, the use of electric power for heating would oblige to burn gas in the thermoelectric plants and then the entire production-use cycle would need a careful assessment as to the environmental impact. AEM is favourable to an increase in the domestic uses of electric power, for example for cooking, also given the subsequent decrease in the risks of fortuitous escape of gas from the cookers. The AEM's interest in the environmental issues is proven, *inter alia*, by the total shareholding held in Zincar S.r.l., a company that deals with the possibility of using hydrogen in the mobility, by affecting in this way another component of pollution, that is the transports.

The delays in invoicing pointed out by Mr. Bonfante originate from two causes. First of all, the review of tariffs has implied the necessity of modifying the information systems for the issuing of invoices; this has created some inconveniences. Secondly, alternative forms for the reading of meters and distribution of invoices have been experimented. The Chairman has no difficulty to acknowledge that these changes are not proven to be effective from the point of view of the need - that is of essential importance for AEM - to keep a close relationship with the customers, by ensuring a service that both takes into account the costs and provides the proper quality.

Mr. Cavalli takes the floor again; he hopes that in the future AEM shall not be obliged to regret to have waived 7% of Fastweb in order not to pay 100 billion liras necessary to

exercise the option right; he also hopes that the lease charges shall not be greater than those which would have been borne by paying to Enel the price required; furthermore, the risk that the legislation may be changed and Enel - not AEM - may become holder of the distribution licence has to be taken into account.

The Chairman confirms that in his opinion Europe shall tend more and more to conceive the sale activities as an activity free and independent from the network, so that the fact of paying excessively for a network in order to attract the customer has no sense. The holder of the licence for the entire city of Milan for 30 years is only AEM, so that, also from this point of view, to pay to Enel a price that includes a goodwill does not seem well-founded. He does not believe that the legislation shall change.

Then, the Chairman informs the meeting of the data related to 2002 first quarter, as resulting from the quarterly report that has been approved by the Board of Administrators and as summarized in the press release that has been issued just before this meeting.

Mr. Calabrese takes the floor again; he hopes that the new Board of Administrators shall deal with the issue of drinkable water, so that to be able to obtain also in Milan a sole company that may be able to manage water, gas and electric power supplies, regardless of the structure (with public or private majority) of its shareholding.

The Chairman declares to appreciate and approve such requests, as the perspective of managing other services or enlarging from a geographical point of view appears to be essential in a context that, on one hand, witnesses a continue erosion of the margins by the regulators, and that, on the other hand, implies a rapid enlargement of the competition by means of liberalization.

As nobody else takes the floor, the Chairman puts to the vote the proposal to approve the balance sheet on December 31, 2001, the management report and the allocation of earnings, as drawn up by the Board of Administrators and referred to in page 86 of the management report file.

"Dear Shareholders,

the balance sheet, on December 31, 2001, of Your company ended the year with a profit of Euro 35.467.846,00.-.

Should you agree with the criteria that have been followed in drafting the balance sheet and with the assessment criteria that have been adopted, we invite You to approve the following resolutions:

The Shareholders' Meeting

- once acknowledged the Board of Directors' management report;
- once acknowledged the Board of Statutory Auditors' report;
- once acknowledged the audit report;
- once examined the balance sheet on December 31, 2001, ended with a profit of Euro 35.467.846,00.-;

resolves

a) to approve:

- the Board of Directors' management report;
- the balance sheet and the relevant profit and loss account as well as the notes to the accounts that point out a profit of Euro 35.467.846,00.-;

b) to allocate the profit equal to 35.467.846,00.-, as follows:

- Euro 1.773.392,00.- as legal reserve;
- Euro 4.385.701,00.- as reserve for accelerated depreciations pursuant to article 67, third paragraph, of the Presidential Decree n. 917/86, it being understood that such a reserve, for tax effects, is an integral part of the allowance for depreciation;
- Euro 14.908.374,00.- as extraordinary reserve;
- Euro 14.400.379,00.- as dividend to be distributed to the shareholders, being equal to Euro 0.008 for each one of the 1,800,047,400.- ordinary shares; it is also proposed that the payment be made as from June 27, 2002, upon detachment of the coupon n. 4. Such a dividend share has been entitled to the entire tax credit, being equal to 56.25% of the dividend collected ("Basket A").

c) as supplement to the dividend equal to Euro 14,400,379.-, to allocate to the shareholders a further amount of:

- Euro 61,201,612, equal to Euro 0.034 per share, an amount withdrawn from the extraordinary reserve that has been created when approving the 1999 balance sheet. Such a dividend, being constituted by the earnings allocated during the periods of tax moratorium, is excluded from the taxation pursuant to what is jointly provided for by articles 88, 44, first paragraph, of the Presidential Decree 917/86 and article 66, paragraph 14, of law 427/93 and it does not entitle to any tax credit. It is proposed that also the payment of such a dividend share be made as from June 27, 2002, upon detachment of coupon n. 4."

The proposal is approved by majority vote.

* * *

The Chairman initiates the discussion of the second point in the agenda.

Determinations to be made pursuant to article 17 of By-Laws: to determine the number of Directors; acknowledgement of the members of the Board of Directors which have been appointed directly by the Milan Municipality; election of the Directors not being appointed by the Milan Municipality.

The Chairman remembers that article 17 of by-laws provides that the Board of Directors be composed of a number not lower than 7 and not greater than 9 members.

The Milan Municipality is entitled to directly appoint a number of directors that be proportional to the amount of its own shareholding.

On the contrary, the directors not appointed by the Milan Municipality are elected on the basis of the lists submitted by the retiring directors or by the partners representing at least 1% of the voting shares within an ordinary meeting.

The Milan Municipality's representative, the councillor Mario Talamona, takes the floor and informs that the Milan Municipality proposes that the Board of Directors be composed of eight members.

As nobody else takes the floor, the Chairman puts to the vote (at hours 11.40 a-m.) the proposal by the Milan Municipality to determine a number of 8 members for the Board of Directors for the 2002/2004 triennial.

The proposal is approved by majority vote.

* * *

MR. Talamona informs that the directors who have been appointed directly by the Milan Municipality are the following Mess.rs:
Gianni Castelli, Mario Mauri, Paolo Oberti, Francesco Randazzo and Giuliano Zuccoli

As far as the directors not appointed directly by the Milan Municipality are concerned, the Chairman informs that, in accordance with the terms and manners provided for by article 17 of by-laws:
- a single list of candidates has been deposited on April 9, 2002, and submitted by Edison s.p.a., which is holder of 5.10% of the share capital.
Giulio del Ninno
Antonio Taormina
Aldo Scarselli.

Mr. Cavalli declares to have no objections from the technical point of view as to the candidates who have been proposed by Edison. Furthermore, he points out that Edison is a competitor, so that the directors are likely to find themselves in a conflictual position.
As to the candidates appointed directly by the Municipality, he points out that it would be better to openly disclose their own political affiliation.

The Chairman replies that the conflict of interests is regulated by the Civil Code, according to which, should the conflict of interests arise, the directors shall abstain.

As nobody else takes the floor, the Chairman invites the meeting to resolve upon the election, for 2002-2004 triennial and then until the approval of the balance sheet on December 31, 2004, of the directors who have been proposed by Edison s.p.a..

The proposal is approved by majority vote.

* * *

The Chairman initiates the discussion of the third point in the agenda.

Appointment of the Chairman of the Board of Directors

The Milan Municipality's representative, Mr. Talamona, proposes to appoint Mr. Giuliano Zuccoli as Chairman of the Board of Directors.

As nobody else takes the floor, the Chairman puts the proposal to the vote (at hours 12.04 a.m.).

The proposal is approved unanimously.

* * *

The Chairman initiates the discussion of the fourth point in the agenda.

Determination of the remuneration to be paid to the Board of Directors pursuant to article 2389, first paragraph, of the Civil Code.

The Chairman invites the meeting to determine the remuneration to be paid to the Board of Directors's members for 2002/2004 triennial pursuant to article 2389, first paragraph, of the Civil Code and to article 17, last paragraph, of by-laws.

The Milan Municipality's representative, Mr. Talamona proposes that each member of the Board of Directors receive an all-inclusive annual remuneration of Euro 37.000,00.-. Such a remuneration shall be compensatory of any activity performed and any expense incurred.

As nobody else takes the floor, the Chairman puts the proposal to the vote (at hours 12.05 a.m.).

The proposal is approved unanimously.

* * *

The Chairman initiates the discussion of the fifth point in the agenda.

Determinations to be made pursuant to article 23 of By-Laws: acknowledgement of the members of the Board of Statutory Auditors which have been appointed directly by the Milan Municipality; election of the regular Auditor and of the substitute Auditor not being appointed by the Milan Municipality.

The Chairman remembers that article 23 of AEM's by-laws provides that the Board of Statutory Auditors be composed of three regular auditors and two substitute auditors. The Milan Municipality is entitled to direclty appoint a number of auditors being proportional to the amount of its shareholding, given that such a number be not greater than two regular auditors and one substitute auditor. On the contrary, the regular auditor and the substitute auditor not appointed by the Milan Municipality are elected on the basis of the lists submitted by the retiring directors or by the partners representing at least 1% of the voting shares within an ordinary meeting.

The Milan Municipality's representative, Mr. Talamona takes the floor and informs that the auditors who have been appointed directly by the Milan Municipality are the following Mess.rs.:

Alfredo Fossati	Regular auditor
Uberto Zucchini	Regular auditor
Francesco Arancio	Substitute auditor

As far as the election of the auditors not appointed by the Milan Municipality is concerned, the Chairman informs that, in accordance with the terms and manners provided for by article 17 of by-laws, referred to by article 23, a single list of candidates has been deposited on April 9, 2002, and submitted by Edison s.p.a., which is holder of 5.10% of the share capital.

The Chairman informs that the candidates listed in the list submitted by Edison s.p.a. are the following Mess.rs: Mr. Luigi Carlo Spadacini, candidate as regular auditor, and Mr. Gianfranco Antonioli, candidate as substitute auditor.

THE CHAIRMAN invites the meeting to resolve (at hours 12.12 a.m.) upon the appointment of the regular auditor and of the substitute auditor that is necessary in order to complete the board of statutory auditors.

The proposal is approved unanimously.

Then, the Chairman informs that, in order to constitute the Board of Statutory Auditors for 2002/2004 triennial and then until the approval of the balance sheet on December 31, 2002, the following Mess.rs have been appointed:

Alfredo Fossati	(as regular auditor)
Uberto Zucchini	(as regular auditor)
Luigi Carlo Spadacini	(as regular auditor)
Francesco Arancio	(as substitute auditor)
Gianfranco Antonioli	(as substitute auditor)

The Chairman remembers that the Chairman of the Board of Statutory Auditors shall be appointed by absolute majority of the regular members of the Board itself, pursuant to article23-bis of by-laws.

* * *

The Chairman initiates the discussion of the sixth point in the agenda.

Determination of the remuneration of the Board of Statutory Auditors pursuant to article 2402 of the Civil Code.

The Municipality's representative, Mr. Talamona proposes to pay to each regular auditor a gross annual fixed remuneration of Euro 30.000,00.-, increased by 50% for the Chairman of the Board of Statutory Auditors. Such a remuneration is inclusive of any activity performed and any expense incurred.

As nobody else takes the floor, the Chairman puts the proposal to the vote (at hours 12.19 a.m.).

The proposal is approved unanimously.

There being no further points in the agenda to resolve upon, the Chairman thanks the participants and declares the meeting closed at hours 12.15 a.m..

The Secretary   The Chairman